Exhibit 1(5)

Mandate Agreement CNR 9-2006

AGREEMENT
CONCERNING ARRANGEMENT SERVICES AND PROVISION OF FINANCIAL ADVICE FOR A PRIVATE PLACEMENT OF
SHARES
Between CanArgo Energy Corp., St. Peter Port, Guernsey GY1 3RR, British Isles (“the Client”) and Terra Securities ASA, org. no. 979561296 as Joint Lead Manager, (“the Arranger”) and Orion Securities ASA, whereby it has been agreed this day as follows (“The Mandate”):
1	Background

The Client plans to carry out a share capital increase of USD 5-20 million (“the Transaction”), in order to increase the company’s financial flexibility with the intent to secure a drilling rig currently drilling for the company, for the drilling of an additional well at the Client’s Manavi or Norio oil fields.

A private placement of minimum USD 5 million will be executed to enable the Client to secure the said rig. The maximum amount of shares to be issued is 20 million.

The transaction is expected to take place on September 19, 2006 and the Client will use its reasonable endeavours admit the shares to trading at the Oslo Stock Exchange by October 19, 2006.

Against this background the Client appoints the Arranger as Joint Lead Manager and Arranger of the Transaction on the detailed terms set out in the Mandate. The Arranger has agreed to cooperate with one more securities firm (“the Joint Lead Manager”). At the request of the Client, Orion Securities ASA will act as Joint Lead Manager.
2	The assignment
2.1	Arranger’ duties
2.1.1	Arrangement services

The Arranger shall manage the Transaction in accordance with the Mandate (“the Assignment”) including matters which the Arranger considers to be material in order for the Client to constitute a suitable investment alternative for financial investors. The Arranger have the necessary authorities from the Client to undertake all that the Arranger find necessary within normal market practise in order to arrange the Transaction. This may include, but is not limited to, advice with regard to capital structure, shareholder structure, shareholder policy, press releases, and other information that shall be announced in the market in connection with the Transaction and registration in the Norwegian Registry of Securities.

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The Arranger shall be book-runner and project manager for the Transaction, Including co-ordinating assistance from auditors and lawyers, contact with the Oslo Stock Exchange and VPS, as well as co-ordinating the Joint Lead Manager(s) and other external advisors and suppliers. The Arranger shall be entitled to engage lawyers, auditors and other advisors for the Client’s account in connection with such due diligence review or other matters relating to the Transaction, but subject to pre-approval by to do so by the Client.
The Arranger shall at all times allocate such resources and personnel as are necessary to carry out the assignment in accordance with the Mandate.
2.1.2	Setting of issue price

The issue price will be the prevailing market price at the time of the placement less a 5% (five per cent) discount, resulting in a subscription price equal to NOK 9.10. If new shares are not admitted to trading within five business days of the receipt by the Client from all subscribers of duly signed subscription agreements including Schedule 3 (Selling stockholder questionnaire) to the Subscription Agreeement (the “Trigger Date”), an additional 2.5% Illiquidity discount shall apply; and if new shares are not admitted to trading within ten business days of the Trigger Date, a further and additional 2.5% Illiquidity discount shall apply to the issue price as described.
2.1.3	Presentation material

The Arranger shall assist the Client in preparing a prospectus and/or other presentation material to shareholders and/or potential investors in connection with the Transaction, based on the information the Arranger receives from the Client. The Arranger has no obligation to contribute to advertisement, distribute information and/or documentation that according to the Arranger’s opinion is misleading or insufficient.
2.1.4	Subscription office, allotment and organisation of settlement

The Arranger shall be the subscription offices for the Transaction. The Arranger shall make recommendations to the Client on allotment criteria and the allotment list as well as organise settlement. The Arranger will, if necessary, notify underwriters if an underwriting syndicate has been established. The Arranger will assist the Client in dealing with investors and underwriters which have not settled but, unless otherwise agreed in a separate agreement, the Client itself takes the risk that investors and underwriters are willing and able to settle in accordance with subscription/agreement.
2.1.5	Tax, legal or accounting issues

The Arranger’ duties shall not include advice of a tax, legal or accounting nature.

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2.1.6	Market developments

The Arranger does not assume any responsibility that the Transaction can be implemented in accordance with the wishes of the Client, whether this is due to market conditions, developments in the Client or among its shareholders, or other factors.

2.2	The Client’s duties

2.2.1	Disclosure obligations

The Client undertakes to provide all public and confidential information to the Arranger which may be material to an evaluation of the Client as an investment object, including informing the Arranger on an ongoing basis of the Company’s strategies, plans and other information material to the Share Issue. The Client shall also provide the Arranger with access to all such information it requests from the Client. The Arranger shall also be given the opportunity to review such matters as it considers desirable with the Client’s employees, lawyers, auditors and other advisors. The Client shall in this relation exempt the above-mentioned persons from possible confidentiality and secrecy obligations.

Should there be any changes in relation to matters previously notified to the Arranger, the Arranger shall be notified immediately. Information material to the Transaction or to an evaluation of the Client as an investment object, and which is given by the Client to other units in Terra Securities ASA, shall be given to the Arranger at the same time.

2.2.2	Obligations upon press releases and notices to the stock exchange

Press releases or notices to the stock exchange relating to the Client’s operations and financial position and proposals for board or general meeting resolutions during the term of the Mandate, or press releases or notices to the stock exchange material to the contents of, or to an evaluation of, the prospectus and presentation material, shall be made available to the Arranger for comment before being sent out. Such notices are to be sent by telefax to Terra Securities, Corporate Finance, telefax no. +47 22 87 81 75, with reference to the Client’s main contact person within Corporate Finance.

2.2.3	Audit of the latest interim accounts

At the request of the Arranger, and/or if applicable according to relevant regulations, the Client’s external auditors shall carry out a limited audit of the latest interim accounts since the published annual accounts.

2.2.4	Registration of the increase in capital

The Client is responsible for the registration of the increase in capital and, if applicable, any other registrations in the relevant registry of business enterprises. The Arranger shall within a reasonable time in advance receive draft proposals for

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resolutions by the Client’s governing bodies which are necessary to implement the Transaction.

2.2.5	Presentation to potential investors and the broking network

Representatives of the Client’s management shall give presentations to potential investors and the broking network, if so requested by the Arranger.

3	Fees and reimbursement of expenses, etc.

Terra Securities will be Lead Manager and one more securities firm may act as Joint Lead Manager. All fees related to the Transaction governed by this agreement shall be split between the managers by the following key: The Lead Manager and the Joint Lead Manager will retain 5% in aggregate of the transaction amount in fees earned on funds raised by each manager, based on shares allotted to subscribers. In addition, each of the managers will retain 0.5% of the gross transaction amount in administration fees.

The following relates to the Client’s obligation to pay fees to the Arranger and to reimburse the Arranger’ expenses:

3.1	Subscription Fee

As mentioned above, the Client shall pay a fee of 6% in aggregate of the transaction amount (the aggregate gross proceeds of the Transaction) (“Subscription Fee”). The Subscription Fee shall be charged for shares subscribed and allotted to subscribers and any shares allotted to underwriters under any underwriting commitment. The Subscription Fee shall fall due for payment on completion of subscription and allotment.

For the avoidance of doubt, the Arranger shall be responsible for agreeing with the Joint Lead Manager how much has been raised by each manager and the client shall not be responsible for determining the allocation of fees between the managers.

3.2	Reimbursement of the Arranger’ direct expenses

The Client shall cover, on the basis of accounts, actual receipts and invoices, the Arranger’ external and internal direct expenses, for example related to the use of lawyers, auditors, other external expertise, printing, despatch, postage, translation, courier services, travel, presentations, securities services, VPS, Oslo Stock Exchange, etc. in relation to carrying out its duties according to The Mandate. The expenses may be invoiced on an ongoing basis. If the Arranger so requests, the Client is obliged to pay an amount on account to the Arranger to cover direct expenses, limited to a maximum of NOK 100,000.

Expenses from external advisors/suppliers may also be invoiced directly to the Client from such advisor/supplier. When such expenses are to be invoiced directly to the Client, the Arranger and Client agrees that the Arranger shall also be regarded as the

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client in relation to the external advisor/supplier to the extent that the Arranger shall be able to instruct the relevant advisor/supplier and have the right to receive all relevant information from such advisor/supplier.

3.3	Government duties/Value Added Tax and settlement currency

All amounts specified in the Mandate are exclusive of Value Added Tax and other government duties, hereby fines and taxes that accumulate because of non-payment or late payment of Value Added Tax and other government duties.

To the extent that at any time under current regulations Value Added Tax or other government duties are fully or partly payable on commissions, fees, services, the Arranger’ direct expenses or other outputs, these charges shall be additional and shall be invoiced to the Client.

All payment to the Arranger in accordance with the Mandate shall be made in Norwegian Kroner (“NOK”).

3.4	Authority to charge account

In the case of a transaction where the Arranger assists the Client and which involves a payment to the Client, then the Arranger on behalf of the Client, and with its necessary authority, has the right to establish a bank account for payment of the amount. The Client consents to the Arranger charging the above-mentioned account and any other of the Client’s accounts with Terra Securities ASA in respect of claims for fees and reimbursement of expenses under this Mandate.

4	Timetable

n/a

5	Confidentiality and publicity, etc.

The Mandate is to be treated as confidential and none of the parties shall publish any information that the Mandate has been entered into or with regard to the contents of this agreement or matters relating to the Mandate, unless the parties agree to that a third party should be given access to such information and to the method of providing such access/publication. This clause applies only in such information is not already publicly available.

If such publication is required by law or regulation or by the Arranger accepted business standards, then the party which is obliged to provide the information shall notify the other party of this immediately and, if possible, before the information is given

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The Arranger has the right at its own expense, subject to the Client’s prior approval (not to be unreasonably withheld or delayed) to publish information on its own participation in the Transaction through press releases and announcements in accordance with normal market practice. On such publication, the Arranger have the right to use the Client’s logo/trade marks. If the Client publishes information about the Transaction, the Client shall, subject to the Arranger’ prior approval (not to be unreasonably withheld or delayed), be entitled correspondingly to provide information on the Arranger’ participation in the Transaction.

Material/documentation of any kind which is prepared by the Arranger in connection with the Mandate, or information arising from such material, may not be given by the Client to others or otherwise made available to third parties, unless the Arranger has given its prior written approval to such action. This provision also applies to material and documentation which has been prepared on the basis of information from, or with the assistance of, the Client.

6	Liability and indemnity, etc.

6.1	The Client’s liability for the validity of its own decisions and resolutions

The Client represents that all decisions and resolutions relating to the Mandate, the Transaction and all agreements or decisions relating to the Transaction are being implemented, or will be implemented, on the basis of legally valid resolutions of the Client’s governing bodies and that the decisions and resolutions are in accordance with relevant rules set by law and regulation.

6.2	The Client’s liability for the contents of the prospectus and presentation material, etc.

The Client’s board of directors has the final responsibility on behalf of the Client for ensuring that all information given to third parties through presentations, information memorandum(s), prospectus or other sales material is fully correct and complete, and does not contain misleading, incomplete or insufficient information on matters which must be considered important for a third party’s evaluation of investment or other matters which are the subject of the presentation material.

The Client undertakes to hold the Arranger and the Arranger’ employees harmless against all claims which may be made against the Arranger and its employees as a result of execution of the Mandate for the Client, including as a result of errors in decisions and resolutions of the Client’s governing bodies and errors or omissions in the prospectus and presentation material. The Client’s liability covers both an obligation to meet claims the Arranger and its employees may be obliged to pay to third parties, as well as all expenses incurred by the Arranger and its employees in connection with the submission and pursuit of the claim, including expenses for necessary external assistance, process expenses, etc. The Arranger shall notify the

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Client within a reasonable time if a claim is made against the Arranger and its employees and which the Arranger considers may be covered by this point.
The Client shall, If so requested by the Arranger, provide a declaration of completeness and indemnity to the Arranger, signed by the Clients CEO, President or Chairman. The Client’s board of directors shall, if applicable, provide the customary declaration in the prospectus or information memorandum to the extent this is required by law or regulation or if the Arranger so requires.
6.3	Arranger’ liability
The Arranger shall only be liable to pay compensation to the Client if the Arranger has acted with gross negligence or wilfully intent. The Arranger’s liability to pay compensation is limited to the Arranger’s claim for consideration under the Mandate.
If a claim has a connection with the Arranger’s use of documents or other information provided by the Client, or that must be considered approved by the Client, the Arranger will only be liable under the acting or gross negligence. The same applies to claims that are caused by the Arranger following the Client’s written or oral instructions.
The Arranger shall not be liable in any event for indirect losses or damages of any kind incurred by the Client, Including damage or loss as a result of the Client’s agreement or opportunity for an agreement with a third party either lapsing in full or in part or not being correctly fulfilled.
6.4	Exchange of information within the Arranger’ group
The Arranger is a company within the corporate structure of Terra Securities ASA. The Client acknowledges that the Securities Trading Act as well as the company’s own internal guidelines, impose a duty of secrecy between the various units in Terra Securities ASA. This means that other employees of the Arranger or in the Arranger’ group may have information which may be relevant to the Client or its decisions, but which the Arranger will not have access to in execution of its obligations under the Mandate.
6.5	Chinese walls within the Arranger’s firm
The Arranger is a securities firm which offer a broad range of investment services. In order to ensure that assignments undertaken in Corporate Finance are kept confidential, the Arranger’s other activities, including equity research and sales/trading, are separated from Corporate Finance by so-called Chinese walls. The Client acknowledges that the Arranger’ research and trading activity may be perceived to act in conflict with the Client’s interests with regard to the Transaction as a consequence of such Chinese walls.

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6.6	Tape recording
The Arranger reserves a right, but is not obliged, to record incoming and outgoing telephone conversations on tape. The Arranger may record such conversations for its own use and the Arranger has the right to use such recordings as documentation with regard to the customer’s instructions, the Arranger’ advice, etc. Tape recordings will be deleted routinely after a period determined by the Arranger. Tape recordings will only be made available to public authorities upon specific request and only as required by law or regulation.
7	The Mandate’s duration and termination.
The Mandate expires when the Transaction has been implemented and the new shares have been admitted to trading, or both parties agree in writing that the Mandate shall lapse, however no later than the 31st of December 2006.
The Mandate shall, however, in all cases expire no later than 1 month after execution in full, for work commenced under the Mandate that is expected to be accomplished after the 1 month period.
Both the Client and the Arranger may terminate the Mandate with immediate effect by written notice. Postponement of the Transaction or notice of the same shall not constitute termination. All outstanding compensation to the Arranger in accordance with the Mandate shall be paid upon such a termination.

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8	Choice of law and jurisdiction
The Mandate shall be governed by Norwegian law and the parties hereby submit to the jurisdiction of the Oslo District Court.
     Oslo, 19 September 2006
     On behalf of and by authority of

CanArgo Energy Corp.	Terra Securities ASA

David Robson	Truls Birkeland
Chairman	Head of Corporate Finance

Orion Securities ASA

John E. Skajem
Director

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ADDENDUM NO. 1
to
the mandate agreement dated 19 September 2006 (the “Mandate Agreement”) between CanArgo Energy Corporation (the “Company”) and Orion Securities ASA and Terra Securities ASA (the “Managers”).
1. BACKGROUND
The Mandate Agreement does not in detail set out how the private placement shall be settled and how the fees and the expenses shall be distributed to the Managers, and the Company and the Managers have agreed to supplement the Mandate Agreement with the additional provisions set out in this addendum.
2. ADDITIONAL PROVISIONS
Each of the Managers will collect amounts due from the subscribers procured by each Manger to be held in escrow by the Managers on behalf of the subscribers. Once the conditions for closing have been fulfilled, the Managers will transfer the gross proceeds received from the subscribers, net of all fees and expenses payable to the Mangers and the maximum penalty interest of up to 5% of their subscriptions (the “Penalty Amount”) the subscribers are entitled to as further described in the Mandate Agreement and the Term Sheet, to a bank account in the Company’s name blocked in favour of the Mangers. The funds are to be released to the Company with automatic and immediate effect when the Managers have received written confirmation from DnB NOR Bank ASA that the share certificates have been issued in the name of Brown Brothers Harriman & Co, as nominee for the subscribers.
The Penalty Amount shall as described above be retained by the Managers on the Managers client accounts. If the subscribers are entitled to the Penalty Amount or any part thereof the Managers shall distribute the applicable amount to the subscribers of the new shares in accordance with their relevant subscription amount in accordance with the terms and conditions of the Subscription Agreement. The Penalty Interest, or any part thereof as applicable, that the subscribers are not entitled to in accordance with the terms and conditions of the Subscription Agreement, shall be paid by the Managers to the Company when due. Any interest shall be of the account of the Company and shall be paid to the Company by the Managers when due.
Based on a 0.5% admin fee to both managers, based on total transaction value and the 5.0% placing commission based on funds raised, all as outlined in the Mandate Agreement, the fees to be deducted from the gross proceeds by each Manger are as follows:

Number of shares allotted to subscribers procured by Terra					5134000
Number of shares allotted to subscribers procured by Orion					7129323

Total number of shares					12263323

Total amount NOK					111596239

Fees:		Orion		Terra
Admin	1,0%	kr	557981	kr	557981
Placement	5,0%	kr	3243842	kr	2335970

Total fees		kr	3801823	kr	2893951

Illiquidity discount(s):		Orion		Terra
>5 days after Trigger Date	2,5%	kr	1621921	kr	1167985
>10 days after Trigger Date	2,5%	kr	1621921	kr	1167985

Total discounts		kr	3243842	kr	2335970

Gross proceeds		kr	64876839	kr	46719400
less fees		kr	3801823	kr	2893951
less discounts		kr	3243842	kr	2335970

Net proceeds, full discount		kr	57831174	kr	41489479
The calculation of the amounts due to each Manager is based on the division of shares allocated to subscribers procured by each Manger as set out above. In the event of any change in the allocation the relevant amounts shall be recalculated. Enclosed as Attachment 1 hereto is a list of the subscribers, their VPS account numbers and the shares allocated to each subscriber as approved by the Company.
Oslo, 21 September 2006

For and on behalf of	For and on behalf of	For and on behalf of

Orion Securities ASA	Terra Securities ASA	CanArgo Energy Corporation

JONNY SANDQVIST ADM. DIR.		DR. DAVID ROBSON

2

Attechment 1
to Addendum No. 1
to the Mandate Agreement dated 19 September 2006
Total number of shares to be issued: 12263323

		Subscription,
	Name	# of shares	VPS acc. #
1	Aktiv Invest	50000	011000006517
2	Arne Anthi Nilsen	100000	116000031868
3	Arne Hellestø	500000	096880000771
4	Arvid Abrahamsen	50000	095210099040
5	Bjarte Solvang	50000	052010153956
6	Bjørheim Eiendom	50000	031800351376
7	Brigt Rosland	50000	032900002257
8	Cema AS	50000	016870218365
9	Eirik Christophersen	50000	051372251082
10	Harald Melås	85000	029070000137
11	Harstad Invest	80000	047300004216
12	Herman Holding	54000	079090071626
13	Jobas AS	1000000	094890527684
14	John Horgen Ellingsen	50000	060016008082
15	Karl Flatås	100000	116000022768
16	Kjell Arne Grønning	50000	113709913090
17	Kjetil Grønskag	250000	111600107135
18	Knut Erik Hagen	555000	117103024628
19	Lockman Myran	50000	115400365231
20	Magnar Furuhaug	50000	060010110884
21	Magnor Nordmark	50000	032900000772
22	Nesagut	50000	032900038384
23	Nils Johan Olsen	50000	016870143241
24	Ola Flo	50000	039920002910
25	Ole Kenneth Thomassen	160000	030000079340
26	Paul Olav Øien	50000	117105702635
27	PLG Holding	50000	042000163891
28	Roger Teimansen	50000	117106031513
29	Spencer Trading	300000	060057500005
30	Stein Harry Rrubach	50000	116200277253
31	Stig Juvik	50000	079099750527
32	Stormskjold Eiendom	50000	032900038004
33	Stormskjold Tall	50000	032900038178
34	Sunde Invest AS	50000	116000031645
35	Thor Sølve Tørressen	200000	032900033914
36	Tore Bjørn Gloppe	50000	011620200297
37	Tormod Wangen	100000	117105041885
38	Ulf Atle Hansen	50000	079099697702
39	Walter Bjørnstad	200000	070580000621
40	Øyvind Nitter	200000	052013071742
41	4 høns AS/ Bernt Helen	46700	119104612260
42	Aksel K Nilsen	46700	119100612801
43	Aluminor Structures (John Kvåle)	46700	032400024426
44	Anders Torp	46700	119100617172
45	Arild Kvilt	46150	119104614134
46	Arild Sponland	46700	119100603883
47	Arne Fjeldstad	46700	117103006716

		Subscription,
	Name	# of shares	VPS acc. #
48	Arnold Johnsen	46700	119100602331
49	Bjørn Stensrud	46700	119100607868
50	Borgestad	274700	119100612488
51	Brødrene Nordbø	219700	119100610110
52	Caiano AS	46150	079099694972
53	Carl Peder Eiane	46700	031803150221
54	Carpe Diem Ullsfoss	54900	119100614872
55	Carsten Aunaas	46700	119100616109
56	CDC Invest	46150	112703007883
57	Chrisima Invest (Odd B. Mosnes)	46700	096860010022
58	Dag Wendelboe	46700	119104615255
59	DnB Nor	300000	070040002464
60	E Holding AS	109900	[to be submitted to DnB by orion
61	Egil Martin Berg	46150	119100603396
62	Erik Myhre	92300	115400118721
63	Eriksen Eiendom	46150	094860000960
64	Euramar Invest	51600	119100618477
65	Finansplan	92300	119100608627
66	Frisk Invest	46100	119104617632
67	Geir Moen	54900	119100606894
68	Geirmund Kaland	46700	119100611027
69	Gjerde Invest	76900	119100610417
70	Gorm Holmdal	51600	117106057591
71	Gunnar Glesåen	46700	119100614336
72	Harald Arvid Berge	46150	119100617362
73	Inge Førde	46150	119104617186
74	Jan Nizialik AS	109900	119100614203
75	Jens Heige Hatland	103300	119104617913
76	John Hoem	46700	119100605300
77	John Wollner	46700	119100608916
78	Jon Kåre Foikestad	46700	087020004955
79	Jørn Brunvall	46700	052010168244
80	Karasjok Billjardservice	46700	119100612439
81	Karstein Gjersvik	103300	119100616430
82	Karsten Hagen	46700	119100604618
83	Kjartan Sylta	46700	119100603347
84	Kjell Andal	46700	119100615614
85	Kjetil Arnfinn Sandal	46150	119104617970
86	Kloberget Invest AS	46700	119104617947
87	Knut Arne Johannessen	46700	119100605169
88	Knut WB Wang	46150	119100604121
89	Krag & Co	46700	119100613742
90	Krefting AS	46700	112704028797
91	Leif Meen	46700	119100618436
92	Leiv Flaaten	46700	053370008533
93	Magne Storetvedt	46700	119100608734
94	Magne Aaby	135350	119104611221
95	Martin Haug	46150	119100606156
96	Nordic Finans AS (Per Steina)	46700	115400177511
97	Olav Hansson	140100	119104614498
98	Ole Petter Barka	46700	116200278848
99	Onia AS	51600	119100616166
100	Orion Aktiv Forvaltning	1215433	119100603636
101	Peca Invest	46150	119100616265
102	Per Gunnar Andersen	109890	030309002480
103	Per Ivar Skinstad	120000	119104612336
104	Per Jonny Martinsen	46700	119100610565
105	Per Nergaard	46150	119100613171

		Subscription,
	Name	# of shares	VPS acc. #
106	Per Ruud	46700	020100006335
107	Prosject Design as (KEP Finans)	46150	112706046318
108	Ragnar Bruget	109900	119100606290
109	Ragnar Haldor Tveit	46700	116200211880
110	Resong AS	46700	110800202613
111	Storgata 4 Risør Holding	46700	119100614591
112	Sven Erik Helgesen	46150	119100611175
113	Sven Rune Magnussen	46700	119100603420
114	Thor Moss Bergesen	65900	119100618501
115	Tom Hagness	109900	119100603586
116	Tor Alfheim	46700	097140119831
117	Torgeir Jordhøy	46150	119104618846
118	Tormod Limmesand	219750	073220006172
119	Torstein Omnes	46150	026651005089
120	Torstein Søland	46150	061380009078
121	Tromstrygd	65900	119100616588
122	Unik Natur Hotels	46700	119104613607
123	Vollvik Invest	109900	052031005144
124	VS Investering	65900	119104615933
125	Wilhelm Jordan AS	46150	112704038184
126	Willy Kristensen	51600	119100602307
127	Yamba AS	54900	062630028223
128	Aanestad Panagri AS	109900	115400421819

	TOTAL	12263323